203 Hoehyon-dong 1-ga, Chung-gu,

Seoul 100-792, Korea

Tel: 82.2.2125.2000

Fax: 82.2.2125.2293

http://www.woorifg.com

October 10, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephanie J. Ciboroski Senior Assistant Chief Accountant Division of Corporation Finance

Re:	Woori Finance Holdings Co., Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 30, 2012

Form 20-F/A for the Fiscal Year Ended December 31, 2011

Filed May 25, 2012

Form 6-K filed August 29, 2012

File No. 001-31811

Dear Ms. Ciboroski:

Reference is made to your letter dated September 27, 2012 (the “Comment Letter”) addressed to Woori Finance Holdings Co., Ltd. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to (i) the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011, which was filed with the Commission on April 30, 2012, and the Company’s amendment thereto on Form 20-F/A, which was filed with the Commission on May 25, 2012, and (ii) the Company’s report on Form 6-K filed with the Commission on August 29, 2012. The Comment Letter specified that a response was to be provided within ten business days or, alternatively, that the Company inform the Staff of when it will provide a response.

In order to respond more fully to the Comment Letter, the Company would be grateful for the opportunity to gather additional facts and to engage in a more detailed review and discussion of the comments raised by the Staff. The Company believes that it will be able to provide its responses to the Staff by no later than November 2, 2012. Accordingly, we would be grateful if the Staff would allow the Company to respond to the Comment Letter by November 2, 2012.

Ms. Stephanie J. Ciboroski

Securities and Exchange Commission, p. 2

If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the Company’s Investor Relations Department, to the attention of Woo Seok Seong at +822-2125-2110 (fax: +822-2125-2293), or the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Yong G. Lee at +852-2532-3707 (fax: +852-2160-1001).

Sincerely,

/s/ Woo Seok Seong
Woo Seok Seong
General Manager, Investor Relations Department

cc:	Rahim Ismail

Division of Corporation Finance

Yong G. Lee

Cleary Gottlieb Steen & Hamilton LLP